NEWS RELEASE For immediate release
Canadian Oil Sands increases its offer for Canada Southern Petroleum Ltd. to US$11.10 cash per share
Calgary, June 30, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust (the “Trust”) today announced that its wholly owned subsidiaries Canadian Oil Sands Limited and 1212707 Alberta Ltd. (“Canadian Oil Sands”) increased their offer to US$11.10 cash per common share to purchase all of the outstanding common shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW). The total value of Canadian Oil Sands’ offer is approximately Cdn$186 million.
All Canada Southern shareholders tendering their common shares will receive the increased offer price. The offer remains open to 8:00 a.m. (Mountain Daylight time) on August 1, 2006, unless further extended or withdrawn. Canadian Oil Sands expects to mail a Notice of Variation for the amended offer to Canada Southern shareholders on or about July 5, 2006.
“Our offer today confirms our view that Canada Southern’s Arctic natural gas resource provides a low-cost financial hedge against the impact of significantly rising natural gas prices on our oil sands business, and that further upside exists through participation in the development of this Arctic resource,” said Canadian Oil Sands President and CEO, Marcel Coutu. “This is a unique opportunity for two reasons: long-term, future natural gas hedges of this volume, duration and cost are not available anywhere else; and secondly, this resource is mainly in the form of carried interests, which fits our business well. There is no requirement to fund initial capital or operating costs, and as such, it does not change our business or financial plan.”
On June 18, 2006 Canada Southern agreed to a friendly offer by Canadian Oil Sands to purchase all of the outstanding common shares of Canada Southern for US$9.75 per share. The agreement also provides for the payment of a “break-fee” to Canadian Oil Sands by Canada Southern of up to four per cent of the value of the offer in the event that the offer is not completed upon the occurrence of certain events.
RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant

Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has about 14 million shares outstanding.
About Canadian Oil Sands Trust
Canadian Oil Sands Trust provides a pure investment opportunity in the Alberta oil sands through its 35.49 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates a large oil sands mining and upgrading facility with a productive capacity of 250,000 barrels per day of light, sweet crude oil. Canadian Oil Sands is an open-ended investment trust, which allows it to distribute the free cash flow it generates from the Syncrude Project to Canadian Oil Sands’ investors on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.
Advisory: In the interest of providing Canadian Oil Sands Trust (the “Trust”) unitholders and potential investors with information regarding the Trust, including management’s assessment of the Trust’s future plans and operations, certain statements throughout this press release contain “forward-looking statements”. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expectation that Canada Southern’s natural gas resource will provide a low cost financial hedge against the impact of significant rising natural gas prices on our business and the future production of natural gas from the Arctic licenses. Resources are not the same as reserves and may not be recognized under applicable Canadian or US securities rules and regulations.
You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any oil and gas operation, especially at the development stage; the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; the ability to sell natural gas properties at a price and on terms acceptable to the Trust; the receipt of necessary regulatory approvals; the ability to develop natural gas in the Arctic region in an economic or timely manner, or at all; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust’s annual information form and annual and quarterly financial reports.

Canadian Oil Sands Limited Marcel Coutu President & Chief Executive Officer Units Listed — Symbol: COS.UN Toronto Stock Exchange	For further information: Siren Fisekci Director Investor Relations (403) 218-6228 investor_relations@cos-trust.com Web site: www.cos-trust.com